UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

Commission File Number: 001-31221

Total number of pages: 20

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated February 4, 2004, announcing the company’s results for the nine months ended December 31.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: February 5, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

[Logo]	3:00 P.M. JST, February 4, 2004 NTT DoCoMo, Inc.

Earnings Release for the Nine Months Ended December 31, 2003

DoCoMo’s Performance on Pace with Annual Targets

i-mode subscribers exceed 40 million and FOMA subscribers grow faster

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the nine months ended December 31, 2003 (April 1, 2003 to December 31, 2003), are summarized as follows.

<< Highlights of Financial Results >>

•	For the nine months ended December 31, 2003, operating revenues were ¥3,828.3 billion, operating income was ¥843.0 billion, income before income taxes was ¥836.0 billion and net income was ¥494.2 billion.

•	Earnings per share were ¥9,914.38 and EBITDA margin* was 36.5%.

Notes:

1.	DoCoMo did not prepare consolidated financial statements as of and for the nine months ended December 31, 2002.
2.	Consolidated financial statements in this release are unaudited.
3.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

<< Comment by Keiji Tachikawa, President and CEO >>

During the first three quarters of the fiscal year ending March 31, 2004, the number of cellular phone subscribers in Japan grew by a net of 4.13 million, of which DoCoMo acquired 1.5 million. Despite the increasing competition, we achieved ¥3,828.3 billion in operating revenues, ¥843.0 billion in operating income and ¥494.2 billion in net income in the nine months ended December 31, 2003.

With our “FOMA” service reaching 1.88 million subscribers at the end of December 2003 (exceeding 2 million subscribers as of January 29, 2004), we revised the target number of subscribers as of March 31, 2004 upwards to 2.4 million. Building upon our progress to date, we aim to achieve a leap forward in the “FOMA” business in the year 2004. To this end, we plan to further increase FOMA’s product line-up with the release of “FOMA 900i” series handsets, improve both outdoor and indoor coverage including subway stations, and enhance the quality of services and applications in an effort to ensure subscribers’ smooth migration to “FOMA”.

As of December 31, 2003, the number of “i-mode” subscribers grew to 40.33 million, or approximately 88.9% of our total cellular subscriber base. Meanwhile, the number of subscribers using “i-appli” and “i-shot”-compatible handsets exceeded 20 million in both cases. We believe the popularity of these advanced handsets indicates that our “multimedia” strategy is making tangible progress.

We intend to make further innovations and enhancements to our “i-mode” services, which will increase convenience in user’s daily lives, while offering even more attractive rate packages, in order to reinforce our competitiveness and thereby solidify our business foundation.

<< Business Results and Financial Position >>

	Billions of yen
<Results of operations>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

Operating revenues (i)	¥3,828.3	¥4,809.1
Operating expenses	2,985.3	3,752.4

Operating income	843.0	1,056.7
Other expense, net	7.0	13.8

Income before income taxes	836.0	1,043.0
Income taxes	338.0	454.5
Equity in net losses of affiliates	(3.6)	(324.2)
Minority interests	(0.0)	(16.0)
Cumulative effect of accounting change (ii)	—	(35.7)

Net income	¥494.2	¥212.5

Notes:

(i)	In November 2003, we commenced a new billing arrangement called “Nikagetsu Kurikoshi,” in which the subscribers can carry over their unused allowances (free minutes and/or packets) included in the base monthly charges up to the following two months. For the nine months ended December 31, 2003, we deferred revenues from the base monthly charges with respect to the unused allowances that are carried over to January 2004 and the following month. The deferred revenues were ¥19.5 billion at December 31, 2003.

(ii)	Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The initial adoption of EITF 01-09 resulted in the recognition of cumulative effect of an accounting change in the year ended March 31, 2003.

1.    Business Overview

(1)	Operating revenues totaled ¥3,828.3 billion.

•	Cellular (mova) services revenues were ¥2,414.3 billion.
Despite our efforts to increase the number of cellular (mova) services subscribers by promoting handsets with sophisticated features such as mega-pixel cameras and providing new services such as “Melody Call,” the number of cellular (mova) services subscribers decreased mainly due to progress in the migration of subscribers from “mova” services to “FOMA” services.
•	Cellular (FOMA) services revenues were ¥82.0 billion.
The number of cellular (FOMA) services subscribers increased as a result of strengthening both our lineup of handsets and our service functions as well as improving the coverage area by introducing micro base stations.
•	Packet communications services revenues were ¥772.8 billion.
The number of “i-mode” services subscribers increased due to wider penetration of handsets equipped with “i-appli” and built-in cameras. Furthermore, the usage of “i-mode” services was boosted mainly through a further increase of content utilizing new functions of “mova 505iS” series handsets and content utilizing “i-appli DX.”

	Billions of yen
<Breakdown of operating revenues>	(UNAUDITED) Nine months ended December 31, 2003		Year ended March 31, 2003

Wireless services	¥3,386.2	88.5%	¥4,350.9	90.5%
[Including] Cellular (mova) services revenues (i)	2,414.3	63.1%	3,286.4	68.3%
[Including] Cellular (FOMA) services revenues (i)(ii)	82.0	2.1%	13.6	0.3%
[Including] Packet communications services revenues (i)	772.8	20.2%	886.3	18.4%
[Including] PHS services revenues	53.4	1.4%	79.3	1.6%
[Including] “Quickcast” services revenues	4.5	0.1%	7.7	0.2%
Equipment sales (iii)	442.1	11.5%	458.2	9.5%

Total operating revenues	¥3,828.3	100.0%	¥4,809.1	100.0%

Notes:

(i)	Due to a new billing arrangement called “Nikagetsu Kurikoshi,” ¥17.3 billion, ¥2.1 billion and ¥0.1 billion were deferred from cellular (mova) services revenues, cellular (FOMA) services revenues and packet communications services revenues, respectively.
(ii)	Cellular (FOMA) services revenues include packet communications services revenues from “FOMA” subscribers, which amounted to ¥26.7 billion and ¥4.7 billion for the nine months ended December 31, 2003 and the year ended March 31, 2003, respectively.
(iii)	Due to the adoption of EITF 01-09, equipment sales for the nine months ended December 31, 2003, and the year ended March 31, 2003, decreased by ¥495.5 billion and ¥558.9 billion, respectively.

(2)	Operating expenses were ¥2,985.3 billion.

•	Personnel expenses were ¥187.5 billion. DoCoMo had 22,021 employees as of December 31, 2003, representing an increase of 1,229 employees since March 31, 2003.
•	Non-personnel expenses were ¥1,919.6 billion.
Revenue-linked variable expenses, including cost of equipment sold, sales commissions paid to agent resellers and costs related to point loyalty programs, represented the largest portion of non-personnel expenses and accounted for approximately 70% of the non-personnel expenses.
•	Depreciation and amortization expenses were ¥533.5 billion. Capital expenditures* for the nine months ended December 31, 2003, were ¥521.9 billion.

* See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

	Billions of yen
<Breakdown of operating expenses>	(UNAUDITED) Nine months ended December 31, 2003		Year ended March 31, 2003

Personnel expenses	¥187.5	6.3%	¥243.3	6.5%
Non-personnel expenses (i)	1,919.6	64.3%	2,297.9	61.2%
Depreciation and amortization	533.5	17.9%	749.2	20.0%
Loss on disposal of property, plant and equipment and intangible assets	26.8	0.9%	38.6	1.0%
Communication network charges	291.7	9.8%	387.7	10.3%
Taxes and public dues	26.2	0.8%	35.7	1.0%

Total operating expenses	¥2,985.3	100.0%	¥3,752.4	100.0%

Note:

(i)	Due to the adoption of EITF 01-09, non-personnel expenses for the nine months ended December 31, 2003, and the year ended March 31, 2003, decreased by ¥466.5 billion and ¥571.2 billion, respectively.

(3)	As a result, operating income was ¥843.0 billion and income before income taxes was ¥836.0 billion.

(4)	Net income was ¥494.2 billion.
•	Equity in net losses of affiliates was ¥3.6 billion.

2.    Segment Information

(1)	Mobile phone business

    Operating revenues were ¥3,747.4 billion and operating income was ¥870.8 billion.

•	Cellular (mova) services
—	The number of cellular (mova) services subscribers as of December 31, 2003, decreased to 43.48 million (down 0.1% compared to the number of subscribers as of March 31, 2003). We implemented several initiatives such as reinforcing the lineup of the products by releasing the “mova 505iS” series handsets featuring mega-pixel cameras and the “mova 252i” series handsets, and enriching our network services such as our “Melody Call” service that enables subscribers to set their preferred music or voice contents as ring back tones. However, due to progress in migration of subscribers from “mova” services to “FOMA” services, the number of cellular (mova) services subscribers began to decrease in September 2003.
—	Voice ARPU, “i-mode” ARPU and aggregate ARPU of cellular (mova) services were ¥6,040, ¥1,960 and ¥8,000, respectively.

•	Cellular (FOMA) services
—	The number of cellular (FOMA) services subscribers as of December 31, 2003, increased to 1.88 million (up 470.0% compared to the number of subscribers as of March 31, 2003), as we expanded the coverage of our “FOMA” network (approximately 98% nationwide population coverage as of December 31, 2003), reinforced indoor coverage areas in buildings and underground malls, and strengthened the handsets lineup and service features by adding new color variations on “FOMA P2102V” handsets featuring videophone capability, releasing the compact flash card type terminal, “FOMA P2402,” improving the receiving function of e-mails under our “Dual Network Service,” and reinforcing the functions related to sending and receiving e-mails with photos attached through the “i-shot” service between “FOMA” and “mova” subscribers.
—	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,850, ¥3,360 and ¥10,210, respectively.

•	“i-mode” services

—	We actively implemented initiatives to boost the usage of our “i-mode” services subscribers such as enabling subscribers to link with other platforms through “i-mode” services by equipping the “mova 505iS” series handsets with a bar code reader function.

—	To nurture a sound mobile internet environment, we started an access control service that enables “i-mode” users to limit their mobile internet surfing to sites listed on the official “i-mode” menu, reinforced our measures against unsolicited bulk e-mailers including suspension of their services and termination of their contracts, and enabled “i-mode” users to block all e-mails from user-selected domains of other cellular or PHS companies.

—	As a result of these initiatives, the number of “i-mode” services subscribers reached 40.33 million (up 6.8% compared to the number of subscribers as of March 31, 2003).

—	Overseas expansion of “i-mode” services has progressed and the number of “i-mode” users worldwide has been increasing as we signed an “i-mode” license agreement with COSMOTE Mobile Telecommunications S.A., a Greek carrier, in November 2003, Telefónica Móviles España, S.A., a Spanish carrier, began “i-mode” service as a part of Movistar e-moción service in June 2003, and Wind Telecomunicazioni S.p.A., an Italian carrier, began “i-mode” services in November 2003.

Notes:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services, by number of active subscribers to the relevant services. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

•	Voice ARPU (cellular (mova) services): Voice ARPU (cellular (mova) services) Related Revenues (monthly charges and voice transmission charges) / Number of active subscribers (cellular (mova) services)

•	Voice ARPU (cellular (FOMA) services): Voice ARPU (cellular (FOMA) services) Related Revenues (monthly charges and voice transmission charges) / Number of active subscribers (cellular (FOMA) services)

•	“i-mode” ARPU (cellular (mova) services): “i-mode” ARPU (cellular (mova) services) Related Revenues (monthly charges and packet transmission charges) / Number of active subscribers (cellular (mova) services)

•	Packet ARPU (cellular (FOMA) services): Packet ARPU (cellular (FOMA) services) Related Revenues (monthly charges and packet transmission charges) / Number of active subscribers (cellular (FOMA) services)

•	Aggregate ARPU (cellular (mova) services): Voice ARPU (cellular (mova) services) + “i-mode” ARPU (cellular (mova) services)

•	Aggregate ARPU (cellular (FOMA) services): Voice ARPU (cellular (FOMA) services) + Packet ARPU (cellular (FOMA) services)

•	Number of active subscribers (cellular (mova) services): (Number of subscribers at the end of March 2003 + number of subscribers at the end of December 2003) / 2 x 9 months

•	Number of active subscribers (cellular (FOMA) services): Sum of number of active subscribers ((Number of subscribers at the end of previous month + number of subscribers at the end of current month) / 2) for each month from April to December 2003

	Thousand subscribers
< Number of subscribers by services >	December 31, 2003	March 31, 2003

Cellular (mova) services	43,485	43,531
Cellular (FOMA) services	1,881	330
“i-mode” services	40,335	37,758
Satellite mobile communications services	30	29

Notes:

•	Number of “i-mode” subscribers as of December 31, 2003 = Cellular (mova) “i-mode” subscribers (38,489 thousand) +

                                                     Cellular (FOMA) “i-mode” subscribers (1,846 thousand)

•	Number of “i-mode” subscribers as of March 31, 2003 = Cellular (mova) “i-mode” subscribers (37,456 thousand) +

                                                                                  Cellular (FOMA) “i-mode” subscribers (303 thousand)

	Billions of yen
<Operating results>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

Mobile phone business operating revenues	¥ 3,747.4	¥ 4,690.4
Mobile phone business operating income	870.8	1,087.2

(2)	PHS business

  Operating revenues were ¥57.7 billion and operating loss was ¥28.1 billion.

•	The number of PHS subscribers decreased to 1.63 million (down 3.6% compared to as of March 31, 2003). The number of data-card-type PHS subscribers increased as a result of our initiatives to primarily promote usage of a fixed-fee service for data communications, including our efforts to increase system integrators (SI) and internet service providers (ISP) as an access provider for our fixed-fee data-communication service, “@FreeD,” and the optimization of the fixed-fee network in accordance with the data traffic. However, the net decrease in the number of handset-type PHS subscribers exceeded the net increase in the number of data-card-type PHS subscribers.

•	PHS ARPU was ¥3,490.

Notes:

•	PHS ARPU: PHS ARPU Related Revenues (monthly charges and voice and data transmission charges) / Number of active subscribers (PHS services)
•	Number of active subscribers (PHS services): (Number of subscribers at the end of March 2003 + number of subscribers at the end of December 2003) / 2 x 9 months

	Thousand subscribers
<Number of subscribers>	December 31, 2003	March 31, 2003

PHS services	1,627	1,688

	Billions of yen
<Operating results>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

PHS business operating revenues	¥57.7	¥85.0
PHS business operating loss	(28.1)	(28.3)

(3)	“Quickcast” business

   Operating revenues were ¥4.7 billion and operating loss was ¥1.3 billion.

•	As the market for pager services in Japan and our subscriber numbers continued to shrink, we continued to reduce costs by reviewing our services.

	Thousand subscribers
<Number of subscribers>	December 31, 2003	March 31, 2003

“Quickcast” services	492	604

	Billions of yen
<Operating results>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

“Quickcast” business operating revenues	¥4.7	¥8.1
“Quickcast” business operating loss	(1.3)	(6.5)

(4)	Miscellaneous business

  Operating revenues were ¥18.5 billion and operating income was ¥1.5 billion.

•	We started an international videophone call service between our “FOMA” videophone users and videophone users of Hutchison 3G UK Ltd., a UK carrier, in October 2003.

•	We expanded the service area of “Mzone,” a public wireless LAN service, which had 218 hot spots as of December 31, 2003 and introduced a “daily plan,” under which users can connect up to 24 hours with a fixed daily fee, in addition to an existing monthly plan.

	Billions of yen
<Operating results>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

Miscellaneous business operating revenues	¥18.5	¥25.5
Miscellaneous business operating income	1.5	4.3

3.    Capital Expenditures

Total capital expenditures* were ¥521.9 billion.

•	We expanded both the indoor and outdoor coverage areas of our “FOMA” services (approximately 98% nationwide population coverage as of December 31, 2003) through the introduction of economical micro base stations and promoted the construction of fiber-optic transit networks and IP router networks. In addition, we implemented various measures to make our capital expenditures more efficient by reducing acquisition costs of equipment and improving the design and construction process.

	Billions of yen
<Breakdown of capital expenditures>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

Mobile phone business	¥393.3	¥600.8
PHS business	7.5	8.4
“Quickcast” business	0.0	0.2
Other (including buildings for telecommunications)	121.1	244.6

Total capital expenditures	¥521.9	¥854.0

* See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

4.    Cash Flow Conditions

•	Net cash provided by operating activities was ¥927.6 billion. Net income, depreciation and amortization and loss on sale or disposal of property, plant and equipment totaled ¥1,048.9 billion and collection of tax refunds receivable amounted to ¥107.2 billion. However, cash transactions that would normally be settled on December 31, 2003 were actually settled in 2004 due to a bank holiday on December 31, which had a net negative impact of approximately ¥260 billion on cash flows from operating activities for the period.

•	Net cash used in investing activities was ¥605.2 billion due to purchases of property, plant and equipment of ¥567.8 billion, including investments related to expansion of “FOMA” facilities, and loan advances of ¥38.3 billion, including a shareholder loan to Hutchison 3G UK Holdings Limited.

•	Net cash used in financing activities was ¥451.5 billion. We repurchased ¥294.9 billion of our own shares, reduced interest bearing liabilities by ¥102.7 billion and paid dividends of ¥49.8 billion. Of the ¥294.9 billion in share repurchases, ¥100.0 billion was repurchased through a tender offer during the three months ended December 31, 2003.

•	Free cash flows* were ¥322.5 billion. Adjusted free cash flows* excluding the effects of a bank holiday (approximately ¥(260) billion) were ¥582.5 billion.

•	Both our equity ratio and our debt ratio improved compared to the ratios as of March 31, 2003, because of an increase in shareholders’ equity and a decrease in interest bearing liabilities.

	Billions of yen
<Statements of cash flows>	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

Net cash provided by operating activities	¥927.6	¥1,584.6
Net cash used in investing activities	(605.2)	(871.4)
Net cash used in financing activities	(451.5)	(333.3)
Free cash flows*	322.5	712.7
Adjusted free cash flows (excluding irregular factors)*	582.5	468.7

<Financial measures>	Nine months ended December 31, 2003	Year ended March 31, 2003

Equity ratio	58.7%	57.4%
Debt ratio	25.6%	28.0%

Notes:

•	Free cash flows * = Cash flows from operating activities + Cash flows from investing activities (excluding net payments for short-term loans and deposits)
•	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of periods.
•	Equity ratio = Shareholders’ equity / Total assets
•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

Consolidated Financial Statements	February 4, 2004
For the Nine Months Ended December 31, 2003	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1)	Difference in the method of accounting recognition from the most recent fiscal year: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory income tax rate.

(2)	Change of reporting entities

Number of consolidated companies added:	0	Number of consolidated companies removed:	0
Number of companies on equity method added	7	Number of companies on equity method removed:	2

2. Consolidated Financial Results for the Nine Months Ended December 31, 2003 (April 1, 2003—December 31, 2003)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.                                                  (Millions of yen, except per share amounts)

	Operating Revenues	Operating Income	Income before Income Taxes
Nine months ended December 31, 2003	3,828,273	842,978	835,964
Year ended March 31, 2003	4,809,088	1,056,719	1,042,968

	Net Income	Basic Earnings per Share	Diluted Earnings per Share
Nine months ended December 31, 2003	494,248	9,914.38 (yen)	9,914.38 (yen)
Year ended March 31, 2003	212,491	4,253.83 (yen)	4,253.83 (yen)

Notes: 1. Since the consolidated financial statements for the nine months ended December 31, 2002 were not prepared, year-on-year comparisons are not available.
2. The weighted average number of shares outstanding for the nine months ended December 31, 2003 and for the fiscal year ended March 31, 2003 was
49,851,607 shares and 49,952,907 shares, respectively.

(2)	Consolidated Financial Position (Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2003	6,174,412	3,626,392	58.7%	73,960.00 (yen)
March 31, 2003	6,058,007	3,475,514	57.4%	69,274.19 (yen)

Note: The number of shares outstanding as of December 31, 2003 and March 31, 2003 was 49,031,795 shares and 50,170,406 shares, respectively.

(3)	Consolidated Cash Flows (Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2003	927,645	(605,166)	(451,488)	551,944
Year ended March 31, 2003	1,584,610	(871,430)	(333,277)	680,951

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003—March 31, 2004)

(Millions of yen, except per share amount)

	Operating Revenues	Income before Income Taxes	Net Income	Earnings per Share
Year ending March 31, 2004	5,034,000	1,082,000	621,000	12,473.83 (yen)

Notes: 1. There has been no change in our forecasts for the fiscal year ending March 31, 2004 since we announced the forecasts on October 30, 2003.

2. With regard to the above forecasts, please refer to page 16.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.    Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) December 31, 2003		March 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	¥551,944		¥680,951
Accounts receivable, net	864,277		617,499
Inventories	149,969		67,315
Deferred tax assets	79,691		58,501
Prepaid expenses and other current assets	111,052		214,753

Total current assets	1,756,933	28.5%	1,639,019	27.0%

Property, plant and equipment:
Wireless telecommunications equipment	4,012,879		3,792,361
Buildings and structures	595,186		546,267
Tools, furniture and fixtures	566,066		565,601
Land	186,488		185,031
Construction in progress	169,806		151,419
Accumulated depreciation	(2,869,521)		(2,564,551)

Total property, plant and equipment, net	2,660,904	43.1%	2,676,128	44.2%

Non-current investments and other assets:
Investments in affiliates	367,032		381,290
Marketable securities and other investments	31,632		21,131
Intangible assets, net	466,480		487,816
Goodwill	133,354		133,196
Other assets	192,269		150,272
Deferred tax assets	565,808		569,155

Total non-current investments and other assets	1,756,575	28.4%	1,742,860	28.8%

Total assets	¥6,174,412	100.0%	¥6,058,007	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥185,475		¥126,741
Short-term borrowings	—		10,000
Accounts payable, trade	591,461		638,670
Accrued payroll	27,424		45,367
Accrued interest	2,927		2,893
Accrued taxes on income	230,119		131,845
Other current liabilities	116,291		96,824

Total current liabilities	1,153,697	18.7%	1,052,340	17.4%

Long-term liabilities:
Long-term debt	1,059,320		1,211,627
Employee benefits	162,617		149,700
Other long-term liabilities	172,331		168,351

Total long-term liabilities	1,394,268	22.6%	1,529,678	25.2%

Total liabilities	2,547,965	41.3%	2,582,018	42.6%

Minority interests in consolidated subsidiaries	55	0.0%	475	0.0%

Shareholders’ equity:
Common stock	949,680		949,680
Additional paid-in capital	1,311,029		1,306,128
Retained earnings	1,603,789		1,159,354
Accumulated other comprehensive income	58,795		62,937
Treasury stock, at cost	(296,901)		(2,585)

Total shareholders’ equity	3,626,392	58.7%	3,475,514	57.4%

Total liabilities and shareholders’ equity	¥6,174,412	100.0%	¥6,058,007	100.0%

2.    Consolidated Statements of Operations and Comprehensive Income

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2003			Year ended March 31, 2003

Operating revenues:
Wireless services	¥3,386,194			¥4,350,861
Equipment sales	442,079			458,227
Total operating revenues	3,828,273	100.0%		4,809,088	100.0%

Operating expenses:
Personnel expenses	187,547			243,254
Non-personnel expenses	1,919,582			2,297,933
Depreciation, amortization and loss on disposal of property, plant and equipment and intangible assets	560,239			787,772
Other, net	317,927			423,410
Total operating expenses	2,985,295	78.0%		3,752,369	78.0%

Operating income	842,978	22.0%		1,056,719	22.0%

Other expense (income):
Interest expense	11,118			16,870
Interest income	(1,267)			(100)
Other, net	(2,837)			(3,019)
Total other expense (income)	7,014	0.2%		13,751	0.3%

Income before income taxes	835,964	21.8%		1,042,968	21.7%

Income taxes	338,034	8.8%		454,487	9.5%
Equity in net losses of affiliates	(3,645)	(0.1%	)	(324,241)	(6.7%	)
Minority interests in earnings of consolidated subsidiaries	(37)	(0.0%	)	(16,033)	(0.3%	)

Income before cumulative effect of accounting change	494,248	12.9%		248,207	5.2%

Cumulative effect of accounting change	—	—		(35,716)	(0.8%	)

Net Income	¥494,248	12.9%		¥212,491	4.4%

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	7,864			(727)
Revaluation of financial instruments	(23)			257
Foreign currency translation adjustment	(14,099)			(39,315)
Minimum pension liability adjustment	2,116			(19,910)

Comprehensive income:	¥490,106	12.8%		¥152,796	3.2%

PER SHARE DATA
Weighted average common shares outstanding — basic and diluted (shares)	49,851,607			49,952,907
Basic and diluted earnings per share before cumulative effect of accounting change (Yen)	¥9,914.38			¥4,968.82
Basic and diluted cumulative effect per share of accounting change (Yen)	—			(714.99)

Basic and diluted earnings per share (Yen)	¥9,914.38			¥4,253.83

3.    Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

Common stock:
At beginning of period	¥949,680	¥949,680

At end of period	949,680	949,680

Additional paid-in capital:
At beginning of period	1,306,128	1,262,672
Share exchanges	(14)	43,456
Increase in additional paid-in capital of an affiliate	4,915	—

At end of period	1,311,029	1,306,128

Retained earnings:
At beginning of period	1,159,354	956,899
Cash dividends	(49,813)	(10,036)
Net income	494,248	212,491

At end of period	1,603,789	1,159,354

Accumulated other comprehensive income:
At beginning of period	62,937	122,632
Unrealized gains (losses) on available-for-sale securities	7,864	(727)
Revaluation of financial instruments	(23)	257
Foreign currency translation adjustment	(14,099)	(39,315)
Minimum pension liability adjustment	2,116	(19,910)

At end of period	58,795	62,937

Treasury stock, at cost:
At beginning of period	(2,585)	—
Purchase of treasury stock	(294,903)	(234,470)
Share exchanges	587	231,885

At end of period	(296,901)	(2,585)

Total shareholders’ equity	¥3,626,392	¥3,475,514

4.    Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2003

I Cash flows from operating activities:
1. Net income	¥494,248	¥212,491
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	533,460	749,197
(2) Deferred taxes	(17,843)	(57,569)
(3) Loss on sale or disposal of property, plant and equipment	21,142	30,348
(4) Equity in net losses of affiliates	3,645	550,691
(5) Minority interests in earnings of consolidated subsidiaries	37	16,033
(6) Cumulative effect of accounting change	—	35,716
(7) Changes in current assets and liabilities:
(Increase) decrease in accounts receivable, trade	(248,016)	229,061
Increase (decrease) in allowance for doubtful accounts	1,238	(1,744)
(Increase) decrease in inventories	(82,654)	28,685
(Decrease) increase in accounts payable, trade	(6,158)	27,820
Increase in other current liabilities	19,467	10,131
Increase (decrease) in accrued taxes on income	98,274	(161,565)
Increase in liability for employee benefits	12,917	43,972
Decrease (increase) in tax refunds receivable	106,308	(106,308)
Other, net	(8,420)	(22,349)

Net cash provided by operating activities	927,645	1,584,610

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(463,544)	(700,468)
2. Purchases of intangible and other assets	(104,276)	(164,238)
3. Purchases of investments	(4,297)	(10,312)
4. Loan advances	(38,307)	(161)
5. Other, net	5,258	3,749

Net cash used in investing activities	(605,166)	(871,430)

III Cash flows from financing activities:
1. Issuance of long-term debt	—	202,274
2. Repayment of long-term debt	(92,653)	(212,934)
3. Payments to acquire treasury stock	(294,903)	(234,470)
4. Principal payments under capital lease obligations	(4,106)	(6,908)
5. Dividends paid	(49,813)	(10,036)
6. Proceeds from short-term borrowings	151,300	339,912
7. Repayment of short-term borrowings	(161,300)	(410,962)
8. Other, net	(13)	(153)

Net cash used in financing activities	(451,488)	(333,277)

IV Effect of exchange rate changes on cash and cash equivalents	2	0

V Net (decrease) increase in cash and cash equivalents	(129,007)	379,903
VI Cash and cash equivalents at beginning of period	680,951	301,048

VII Cash and cash equivalents at end of period	¥551,944	¥680,951

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds	¥107,200	¥—
Cash paid during the period for:
Interest	12,058	19,874
Income taxes	259,883	558,084
Non-cash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	439	275,341

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial information of DoCoMo has been prepared in accordance with accounting principles generally accepted in the United States of America.

The followings are explanations regarding the adoption of new accounting principles and the accounting policy for our new billing arrangement.

1. Adoption of new accounting principles:

Accounting for asset retirement obligations

Effective April 1, 2003, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore leased land and buildings for DoCoMo’s wireless telecommunications equipment to their original state. DoCoMo estimates the fair value of the liability for those obligations.

The adoption of SFAS No. 143 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Amendment of SFAS No. 133 on derivative instruments and hedging activities

Effective July 1, 2003, DoCoMo adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The adoption of SFAS No. 149 did not have a significant impact on the results of operations or the financial position of DoCoMo.

2. Accounting policy for a new billing arrangement:

Revenue recognition regarding “Nikagetsu Kurikoshi” (two-month carry over) billing arrangement

DoCoMo’s monthly rate plans for cellular (“mova” and “FOMA”) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is credited against total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, DoCoMo introduced a new billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the subscribers can carry over their unused allowances up to the following two months. Beginning with the introduction of this new billing arrangement, DoCoMo has started to defer revenues based on the portion of unused allowances that are estimated to be utilized during the following two months. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Operation Data for 3rd Quarter of 2003

(APPENDIX 1)

February 4, 2004

NTT DoCoMo, Inc.

		3rd Quarter of 2003 (from October to December, 2003)	Nine months ended December 31, 2003 (from April to December, 2003)	[Ref.] Fiscal 2002 ended March 31, 2003 (full year results)
Cellular
Subscribers	thousands	45,366	45,366	43,861
FOMA	thousands	1,881	1,881	330
i-shot compatible (1)	thousands	21,851	21,851	8,825
Market share (2)%		56.9	56.9	58.0
Net Increase from previous period	thousands	324	1,505	3,078
FOMA	thousands	878	1,551	241
Aggregate ARPU (PDC) (3) i	yen/month/contract	7,730	8,000	8,120
Voice ARPU (4)	yen/month/contract	5,800	6,040	6,370
i-mode ARPU	yen/month/contract	1,930	1,960	1,750
ARPU generated purely from i-mode (PDC) (3) i	yen/month/contract	2,190	2,250	2,110
Aggregate ARPU (FOMA) (3) ii	yen/month/contract	10,270	10,210	7,740
Voice ARPU (4)	yen/month/contract	7,010	6,850	5,050
Packet ARPU	yen/month/contract	3,260	3,360	2,690
i-mode ARPU	yen/month/contract	3,150	3,180	2,120
ARPU generated purely from i-mode (FOMA) (3) i	yen/month/contract	3,220	3,290	2,340
MOU (PDC) (5)	minute/month/contract	157	161	168
MOU (FOMA) (5)	minute/month/contract	227	210	109
Churn Rate (6)%		1.11	1.16	1.22
i-mode
Subscribers	thousands	40,335	40,335	37,758
FOMA	thousands	1,846	1,846	303
i-appli™ compatible (7)	thousands	21,608	21,608	17,130
i-mode Subscription Rate	%	88.9	88.9	86.1
Net Increase from previous period	thousands	596	2,577	5,602
i-Menu Sites	sites	3,986	3,986	3,462
i-appli™	sites	871	871	550
Access Percentage by Content Category (1)
Ringing tone/Screen	%	37	39	38
Game/Horoscope	%	17	16	19
Entertainment Information	%	22	23	22
Information	%	13	12	12
Database	%	5	4	5
Transaction	%	6	6	4
Independent Sites	sites	71,700	71,700	64,207
Percentage of Packets Transmitted (1)
Web	%	87	86	86
Mail	%	13	14	14
PHS
Subscribers	thousands	1,627	1,627	1,688
Market Share (2)%		31.1	31.1	30.9
Net Increase from previous period	thousands	-39	-61	-234
ARPU (3) iii (4)	yen/month/contract	3,430	3,490	3,530
MOU (5) (9)	minute/month/contract	95	102	116
Data Transmission Rate (time) (8) (9)%		75.1	76.8	77.6
Churn Rate (6)%		3.31	3.58	3.47
Others
Prepaid Subscribers (10)	thousands	106	106	125
DoPa Single Service Subscribers (11)	thousands	369	369	287

*      We revised the FOMA subscribers target for March 31, 2004 upwards to 2.4 million on February 4, 2004. The Cellular subscribers target for March 31, 2004 has not been revised.

*      "PDC" is described as "Cellular (mova) service" in some contexts.

(1)    Calculation does not include FOMA

(2)    Source: Telecommunications Carriers Association

(3)    ARPU (Average monthly revenue per unit)

  i)    Aggregate ARPU (PDC)=Voice ARPU (PDC) + i-mode ARPU (PDC)

Voice ARPU (PDC) : Voice ARPU (PDC) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (PDC)

i-mode ARPU (PDC) : i-mode ARPU (PDC) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (PDC)

ARPU generated purely from i-mode (PDC) : i-mode ARPU (PDC) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (PDC)

  ii)   Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

  *    i-mode ARPU (PDC, FOMA) is based on the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated. ARPU generated purely from i-mode (PDC, FOMA) is based on the number of active subscribers to the i-mode service only.

  iii)  ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

(4)    Inclusive of circuit switched data communications

(5)    MOU (Minutes of Usage) : Average communication time per one month per one user

(6)    Churn Rate:

3Q Results : Total cancellations for 3rd quarter / {(No. of subscribers at Sep. 30 + No. of subscribers at Dec. 31) / 2 x 3 months}

Results for the first nine months : Total cancellations for nine months / {(No. of subscribers at the end of previous fiscal year + No. of subscribers at Dec. 31) / 2 x 9 months}

FY : Total cancellations for one year / {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year) / 2 x 12 months}

(7)    Inclusive of FOMA handsets

(8)    Percent of data traffic in total outbound call time

(9)    Not inclusive of data communication time via @FreeD service

(10)  Included in total cellular subscribers

(11)  Not included in total cellular subscribers

*      No. of active subscribers used in ARPU/MOU calculation are as below:

PDC, i-mode (PDC), PHS:

3Q Results : {(No. of subscribers at Sep. 30 + No. of subscribers at Dec. 31) / 2} x 3 months

Results for the first nine months : {(No. of subscribers at the end of previous fiscal year + No. of subscribers at Dec. 31) / 2} x 9 months

FY : {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year) / 2} x 12 months

FOMA, i-mode (FOMA):

3Q Results : Sum of No. of subscribers** for each month from October to December

Results for the first nine months : Sum of No. of subscribers** for each month from April to December

FY : Sum of No. of subscribers** for each month from April to March

**    subscribers =

(No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

(APPENDIX 2)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA margin	Billions of yen
	Nine months ended December 31, 2003	Year ended March 31, 2003

a. EBITDA	¥1,397.6	¥1,836.3

Depreciation and amortization expenses and Losses on sale or disposal of property, plant and equipment	(554.6)	(779.5)

Operating income	843.0	1,056.7

Other expenses, net	(7.0)	(13.8)
Income taxes	(338.0)	(454.5)
Equity in net losses of affiliates	(3.6)	(324.2)
Minority interests in earnings of consolidated subsidiaries	(0.0)	(16.0)
Cumulative effect of accounting change	—	(35.7)

b. Net income	494.2	212.5

c. Total operating revenues	3,828.3	4,809.1

EBITDA margin (=a/c)	36.5%	38.2%
Net income margin (=b/c)	12.9%	4.4%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows and Adjusted free cash flows (excluding irregular factors)	Billions of yen
	Nine months ended December 31, 2003	Year ended March 31, 2003

Adjusted free cash flows (excluding irregular factors)	¥582.5	¥468.7

Irregular factors	(260.0)	244.0

Free cash flows	322.5	712.7

Cash flows from investing activities (excluding net payments for short-term loans and deposits)	(605.2)	(871.9)
Net payments for short-term loans and deposits	(0.0)	0.5

Cash flows from investing activities	(605.2)	(871.4)
Cash flows from operating activities	927.6	1,584.6

Note: Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal year ended March 31, 2002 and nine months ended December 31, 2003.

3. Capital expenditures	Billions of yen
	Nine months ended December 31, 2003	Year ended March 31, 2003

Capital expenditures	¥521.9	¥854.0

Effects of timing differences between acquisition dates and payment dates	45.9	10.8

Purchases of property, plant and equipment	(463.5)	(700.5)
Purchases of intangible and other assets	(104.3)	(164.2)

Note: Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	The successful development of our 3G services is subject to market demand.

•	The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.

•	Changes in the current system for setting tariffs and forms of communications between the telecommunications carriers may negatively affect our profitability.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

•	Our “i-mode” system is subject to various inappropriate uses, such as unsolicited bulk e-mail, which could decrease customer satisfaction with our services, congest our system and adversely affect our financial results.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages or software and hardware malfunctions may adversely affect our financial condition and results of operations.

•	Computer viruses and cyber attacks may harm our network systems and other communication systems using cellular phones.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

“FOMA”, “i-mode”, “i-appli”, “i-shot”, “Nikagetsu Kurikoshi”, “mova”, “Melody Call”, “i-appli DX”, “Quickcast”, “@FreeD” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.